Exhibit 99.4

Océ: slow down of revenues growth DDS in third quarter of 2006

•	Revenues growth of DDS slowed down. Revenues of WFPS continue to develop well.
•	Océ expects an operating income of some Euro 90 million for the full financial year 2006.

On October 3rd Océ will publish the financial results for the third quarter of 2006.

In anticipation of this publication the Board of Executive Directors announces the following:

Growth in revenues of the Strategic Business Unit DDS was disappointing during the third quarter.

Excluding Imagistics and exchange rate effects, revenues declined by 4% compared to the third quarter of 2005.

Besides price pressure, there was a delay in machine deliveries because of a shortage of parts as a consequence of the European (RoHS) legislation that was introduced on July 1, 2006. Meanwhile these shortages have for the larger part been eliminated.

The integration of Imagistics is proceeding very successfully and the results of the restructuring in Europe and the United States are becoming apparent.

The Strategic Business Unit DDS has started the fourth quarter with a full order portfolio as a result of which during this quarter a healthy revenue development is expected.

In the Strategic Business Unit WFPS revenues continue to develop favourably.

Operating income for the third quarter is expected to be over Euro 16 million.

Océ expects to realise an operating income of some Euro 90 million for the full financial year 2006 (2005: Euro 75 million excluding exceptional items).

Océ N.V.

September 27, 2006

For further information on Océ N.V.:

Investor Relations: Pierre Vincent	Press: Jan Hol
Senior Vice President Investor Relations	Senior Vice President Corporate Communications
Telephone # 31 77 359 2240	Telephone # 31 77 359 2000
E-mail investor@oce.com	E-mail jan.hol@oce.com

Océ N.V. P.O. Box 101, 5900 MA Venlo, the Netherlands Telephone # 31 77 359 2240 Océ information for investors on Internet: http://www.investor.oce.com

Forward-looking statements

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements refer to future events and may be expressed in a variety of ways, including the use of future or present tense language such as ‘expects’, ‘projects’, ‘anticipates’, ‘intends’ or other similar words.

Océ has based these forward-looking statements on its current expectations and projections about future events.

Océ’s expectations and projections may change and Océ’s actual results, performance or achievements could be significantly different from the results expressed in or implied by these forward-looking statements based on various important factors, risks and uncertainties which are neither manageable nor foreseeable by Océ [and some of which are beyond Océ’s control]. When considering these forward-looking statements, one should keep in mind these risks, uncertainties and other cautionary statements made in this release or other filings made with the United States Securities and Exchange Commission.

These factors, risks and uncertainties include, but are not limited to, changes in economic and business conditions, customer demand in competitive markets, the successful introduction of new products and services into the markets, developments in technology, adequate pricing of products and services, competitive pricing pressures within Océ’s markets, the financing of Océ’s business activities, efficient and cost effective operations, changes in foreign currency exchange rates, fluctuations in interest rates, political uncertainties, changes in governmental regulations and laws, tax rates, successful acquisitions, joint ventures and disposals and the effects of recent or further terrorist attacks and the war on terrorism.

For a more detailed discussion of the factors, risks and uncertainties that may affect Océ’s actual results, performance or achievements, reference is made to pages 69 to 74 of the 2005 annual report, Océ’s 2005 Annual Report on Form 20-F and any other filings made by Océ with the United States Securities and Exchange Commission.

Océ’s forward-looking statements speak only as of the date on which the statements are made, and Océ is under no obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

Océ N.V. P.O. Box 101, 5900 MA Venlo, the Netherlands Telephone # 31 77 359 2240 Océ information for investors on Internet: http://www.investor.oce.com